August 8, 2024

Jordan Kovler
Chief Executive Officer
Greenidge Generation Holdings Inc.
590 Plant Road
Dresden, NY 14441

       Re: Greenidge Generation Holdings Inc.
           Registration Statement on Form S-1
           Filed August 1, 2024
           File No. 333-281156
Dear Jordan Kovler:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Gessert at 202-551-2326 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets